Filed Pursuant to Rule 433
Registration No. 333-233403

Entergy Corporation
$650,000,000 1.90% Senior Notes due June 15, 2028 (the “2028 Notes”)
$650,000,000 2.40% Senior Notes due June 15, 2031 (the “2031 Notes”)

Final Terms and Conditions
March 2, 2021

Issuer:	Entergy Corporation

Security Type:	Senior Notes (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service BBB (stable outlook) by S&P Global Ratings

Trade Date:	March 2, 2021

Settlement Date (T+3)(2):	March 5, 2021

Principal Amount:
2028 Notes:	$650,000,000
2031 Notes:	$650,000,000

Interest Rate:
2028 Notes:	1.90%
2031 Notes:	2.40%

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	December 15, 2021

Final Maturity Date:
2028 Notes:	June 15, 2028
2031 Notes:	June 15, 2031

Optional Redemption Terms:
2028 Notes:	Make-whole call at any time prior to April 15, 2028 at a discount rate of Treasury plus 15 bps and, thereafter, at par

2031 Notes:	Make-whole call at any time prior to March 15, 2031 at a discount rate of Treasury plus 20 bps and, thereafter, at par
Benchmark Treasury:
2028 Notes:	1.125% due February 29, 2028
2031 Notes:	1.125% due February 15, 2031

Spread to Benchmark Treasury:
2028 Notes:	+87 bps
2031 Notes:	+107 bps

Benchmark Treasury Price:
2028 Notes:	100-09+
2031 Notes:	97-10+

Benchmark Treasury Yield:
2028 Notes:	1.081%
2031 Notes:	1.414%

Re-offer Yield:
2028 Notes:	1.951%
2031 Notes:	2.484%

Price to Public:
2028 Notes:	99.652%
2031 Notes:	99.236%

Net Proceeds Before Expenses:
2028 Notes:	$643,675,500
2031 Notes:	$640,809,000

CUSIP / ISIN:
2028 Notes:	29364G AN3 / US29364GAN34
2031 Notes:	29364G AP8 / US29364GAP81

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Barclays Capital Inc.
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the notes will be made on or about March 5, 2021, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by contacting (i) BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC toll free at 1-866-471-2526, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (v) Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

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